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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

M.D.C. Holdings, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
552676 10 8
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	552676108	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Larry A. Mizel

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		931,714 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,135,840 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		931,714 shares

WITH:	8	SHARED DISPOSITIVE POWER:

7,135,840 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,067,554 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.55%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	552676108	Page	3	of	6

Item 1(a)	Name of Issuer:
M.D.C. Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Item 2(a)	Name of Person Filing:
Larry A. Mizel

Item 2(b)	Address of Principal Business Office, or, if None, Residence:
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Item 2(c)	Citizenship:
United States of America

Item 2(d)	Title of Class of Securities:
common stock, $.01 par value per share

Item 2(e)	CUSIP Number:
552676 10 8

Item 3	Not Applicable.

Item 4(a)	Amount Beneficially Owned:
8,067,554 shares

Item 4(b)	Percent of Class:
17.55% (based upon the number of shares of the Issuer’s Common Stock that were outstanding as of October 27, 2006 as reported in the Issuer’s Form 10-Q filed on November 7, 2006)

Item 4(c)	Number of Shares as to Which Such Person Has:
(i) Sole power to vote or direct the vote — 931,714 shares which includes 928,821 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2006) granted to the reporting person under the Issuer’s stock option plans and 2,893 shares held in account for the reporting person in the Company’s 401(k) Plan.
On March 1, 2006, CLCD, LLC (“CLCD”), a limited liability company of which reporting person’s spouse owns all of the voting units and is the sole manager, made a pro rata distribution to its members of the 515,009 shares held by it as follows: (a) 189,070 shares to reporting person, (b) 5,150 shares to reporting person’s spouse, and (c) 320,789

CUSIP No.	552676108	Page	4	of	6
shares to two trusts for the benefit of reporting person’s children. Reporting person is the beneficiary of various trusts which own 50.6885% of the stock of CVentures, Inc. (“CVentures”), a corporation which is the administrative manager of CLCD. Also, reporting person is a director and president of CVentures and may be deemed to control the other 49.3115% of the common stock of CVentures. Reporting person previously reported (on an aggregate basis) deemed indirect beneficial ownership of these 515,009 shares. On March 1, 2006, reporting person contributed 5,440,272 shares (including the 189,070 shares distributed by CLCD to reporting person) to Ari Capital Partners, LLLP (“Ari Capital”).
(ii) Shared power to vote or direct the vote — 7,135,840 shares
This amount includes 5,452,837 shares held by Ari Capital of which reporting person may be deemed to have beneficial ownership. The sole general partner of Ari Capital is CVentures. Reporting person is the beneficiary of various trusts which own 50.6885% of the stock of CVentures. Also, reporting person is a director and president of CVentures and may be deemed to control the other 49.3115% of the common stock of CVentures. A trust, of which the reporting person is the sole beneficiary, is the sole limited partner of Ari Capital, and has a 99.85% partnership interest in Ari Capital. Reporting person is a trustee of this trust.
The amount in Item 4(c)(ii) above also includes 1,362,214 shares held by CGM Capital LLC (“CGM Capital”) of which reporting person may be deemed to have beneficial ownership. The sole manager of CGM Capital is CVentures. A trust, of which reporting person’s spouse is the sole beneficiary, is the only other member of CGM Capital, and has a 99.98% equity interest in CGM Capital. Reporting person is a trustee of this trust. These 1,362,214 shares (including the 5,150 shares distributed by CLCD to reporting person’s spouse) were contributed to CGM Capital by reporting person’s spouse on March 1, 2006.
The amount in Item 4(c)(ii) above also includes 320,789 shares held by two trusts for the benefit of reporting person’s children as a result of the March 1, 2006 distribution by CLCD. Reporting person may be deemed to have beneficial ownership of these shares for purposes of this Schedule 13G.
(iii) Sole power to dispose or direct the disposition of — 931,714 shares, which includes 928,821 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2006) granted to the reporting person under the Issuer’s stock option plans and 2,893 shares held in account for the reporting person in the Company’s 401(k) Plan.
(iv) Shared power to dispose or direct the disposition of — 7,135,840 shares, which includes the shares described in response to Item 4(c)(ii) above.

Item 5	Ownership of 5% or Less of a Class:
Not Applicable.

CUSIP No.	552676108	Page	5	of	6

Item 6	Ownership of More than 5% on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

CUSIP No.	552676108	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 23, 2007 Reporting Ownership As of December 31, 2006	/s/ Larry A. Mizel Larry A. Mizel